SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: October 27, 2010
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

      On November 8, 2010, in connection with the expected acquisition of two newbuild vessels, Navios Maritime Holdings Inc. (“Navios Holdings”) filed a Certificate of Designations, Preferences and Rights of Navios Holdings (the “Certificate of Designation”) with the Registrar of Corporations in the Republic of the Marshall Islands designating a series of preferred stock as the Series E Convertible Preferred Stock (“Preferred Stock”). It is expected that on or about November 17, 2010 and November 29, 2010, upon execution of the applicable subscription agreements, the 1,960 shares of designated Preferred Stock will be issued. The Preferred Stock contains a 2% per annum dividend payable quarterly, accruing from the date of issuance. Accrued but unpaid dividends may be paid upon conversion in accordance with the mandatory conversion terms of the Preferred Stock. The Preferred Stock, plus any accrued but unpaid dividends, will mandatorily convert into shares of common stock as follows: 30% of the outstanding amount will convert on August 19, 2015 and the remaining outstanding amounts will convert on August 19, 2020 at a price per share of common stock of not less than $10.00. The holder of the Preferred Stock shall have the right to convert the shares of Preferred Stock into common stock prior to the scheduled maturity dates at a price of $14.00 per share of common stock. The Preferred Stock does not have any voting rights. The Certificate of Designation, as filed, is attached hereto as Exhibit 1.1 to this Report and is incorporated herein by reference.
      In February 2009 (amended and restated in May 2009), Navios Holdings entered into a loan facility of up to $120.0 million with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable upon delivery of the Capesize vessels in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with the covenants contained in the senior notes of Navios Holdings. The loan also requires compliance with certain financial covenants. As of December 31, 2009, the full amount was drawn. As of September 30, 2010, $91.0 million was outstanding under this facility. Following the sale of the Navios Pollux to Navios Maritime Partners L.P. in May 2010, an amount of $39.0 million was kept in a pledged account pending the delivery of a substitute vessel as collateral to this loan facility. The substitute vessel, Navios Buena Ventura, was delivered to Navios Holdings, and upon delivery was mortgaged to Dekabank. In connection with the Navios Buena Ventura becoming collateral to the loan facility, Navios Holdings and Dekabank entered into an Amended and Restated Loan Agreement, dated October 27, 2010. The Amended and Restated Loan Agreement is attached hereto as Exhibit 10.1 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-165754 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: November 15, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
1.1	Certificate of Designation of the Series E Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on November 8, 2010

10.1	Amended and Restated Loan Agreement for $120.0 million with Navios Maritime Holdings Inc., dated October 27, 2010